

THE OTTO LAW GROUP
A PROFESSIONAL LIMITED LIABILITY COMPANY

RECD S.E.C.
NOV 0 9 2007
1086

Andrew M. Stolowitz
astolowitz@ottolaw.com

November 7, 2007

RECEIVED
NOV 9 2007
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

VIA REGULAR MAIL

Susann Reilly, Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re: Skillstorm Online Learning, Inc.

Dear Ms. Reilly,

Submitted on behalf of Skillstorm Online Learning, Inc. (the "Company"), please find: 1) one original of the unmarked version of the Company's amended Regulation A offering statement (the "Offering Statement") with Exhibits, 2) two copies of the unmarked version of the Company's amended Offering Statement; 3) three marked copies of the Company's amended Offering Statement; 4) a marked copy of the Exhibits; 5) an unmarked copy of the previously filed amended Offering Statement with Exhibits; and 6) one original and two copies of this cover letter.

Please note that the page numbers referenced in this letter refer to page numbers of the unmarked version of the Offering Statement, as the page numbers vary slightly on the marked version due to the addition of changes.

It is the intent of the Company that this letter will allow the reviewer(s) to supplement the marked changes on the amended document. The Company has also incorporated the amended financial statements into the Offering Circular, and the requested exhibits in Part III, consistent with the Model A format.

Pursuant to the letter of November 1, 2007, included in this Offering Statement please find the financial statements which we believe are in compliance with the requirements, rules and regulations of the Securities Act of 1933.

Please review this letter and the submissions as stated and advise whether comments will be closed or how we may further improve the disclosures of our client, and contact Todd Van Siclen or myself at (206) 262-9545.

601 Union Street, Suite 4500 Seattle, WA 98101 TEL 206-262-9545 FAX 206-262-9513 WEB www.ottolaw.com

Very truly yours,

THE OTTO LAW GROUP, PLLC



Andrew M. Stolowitz